Media Release
Planegg/Munich, Germany, May 4, 2022
MorphoSys AG Reports First Quarter 2022 Financial Results
–Monjuvi® U.S. net product sales of US$ 18.7 million (€ 16.6 million) for the first quarter 2022, a 21% year-over-year growth
–NCCN® updated the designation of Monjuvi to preferred regimen in its Clinical Practice Guidelines in Oncology for B-cell Lymphoma
–Pipeline advances: enrollment progressing across three Phase 3 trials in myelofibrosis, first-line DLBCL, and FL/MZL
–€ 846.9 million in cash and other financial assets at March 31, 2022
Conference call and webcast (in English) tomorrow, May 5, 2022, at 2:00pm CEST (1pm GMT/8:00am EDT)

MorphoSys AG (FSE: MOR; NASDAQ: MOR) reports results for the first quarter 2022.

“Our clinical pipeline has never been stronger as it is today. We continue to see strong patient enrollment in our pivotal Phase 3 studies that are examining pelabresib and tafasitamab for some of the most difficult to treat blood cancers for which only limited treatment options are available,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “Our cancer immunotherapy Monjuvi remains the market leader in second line relapsed or refractory diffuse large B-cell lymphoma new patient starts, and we expect its performance to sequentially increase in subsequent quarters this year. We remain confident in our late-stage pipeline and in delivering on our growth strategy.”

Tafasitamab Highlights:
Monjuvi (tafasitamab-cxix) U.S. net product sales of US$ 18.7 million (€ 16.6 million) for the first quarter 2022 (Q1 2021: US$ 15.5 million (€ 12.9 million)).
Minjuvi® Royalty revenue of € 0.7 million for sales outside of the U.S. in the first quarter 2022.
National Comprehensive Cancer Network® Clinical Practice Guideline update. On March 15, 2022, the National Comprehensive Cancer Network® updated the Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B-cell Lymphomas and the designation for Monjuvi (tafasitamab-cxix) in combination with lenalidomide is now a Preferred Regimen for second-line therapy in patients with Diffuse Large B-cell Lymphoma (DLBCL) who are not candidates for transplant.

Minjuvi conditional approval in Switzerland. On March 22, 2022, MorphoSys and Incyte announced that the Swiss agency for therapeutic products (Swissmedic), has granted temporary approval for Minjuvi (tafasitamab) in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), after at least one prior line of systemic therapy including an anti-CD20 antibody, who are not eligible for autologous stem cell transplant (ASCT). Incyte holds exclusive commercialization rights for Minjuvi in Switzerland.

Financial Results for the First Quarter of 2022 (IFRS):
Total revenues for the first quarter 2022 were € 41.5 million compared to € 47.2 million for the same period in 2021. Q1 2021 revenues benefited from € 16 million of milestone payments from GSK.

in € million	Q1 2022	Q4 2021	Q1 2021	Q-Q Δ	Y-Y Δ

Total revenues	41.5	52.9	47.2	(22) %	(12) %
Monjuvi product sales	16.6	20.5	12.9	(19) %	29%
Royalties	19.0	23.2	11.6	(18) %	64%
Licenses, milestones and other	5.8	9.3	22.7	(38) %	(74) %
Cost of Sales: In the first quarter 2022, cost of sales was € 7.9 million compared to € 5.0 million for the comparable period in 2021.
Research and Development (R&D) Expenses: In the first quarter 2022, R&D expenses were € 65.0 million (Q1 2021: € 33.3 million). The increase in R&D expenses is primarily due to the inclusion of R&D expenses from Constellation and higher investment to support the advancement of clinical programs, especially the pivotal Phase 3 studies.
Selling, General and Administrative (SG&A) Expenses: Selling expenses in the first quarter 2022 were € 21.9 million (Q1 2021: € 28.2 million) and general and administrative (G&A) expenses amounted to € 14.6 million (Q1 2021: € 10.3 million). The year-over-year reduction in Selling expenses was driven by additional investments that were made in 2021, the first full year of the Monjuvi launch. The year-over-year increase in G&A expenses was primarily driven by the inclusion of Constellation and higher legal and professional fees.
Operating Loss: Operating loss amounted to € 68.0 million in the first quarter 2022 (Q1 2021: operating loss of € 29.6 million).
Consolidated Net Loss: For the first quarter 2022, consolidated net loss was € 122.7 million (Q1 2021: consolidated net loss of € 41.6 million).

Full Year 2022 Financial Guidance:
The Financial Guidance was initially provided on January 7, 2022 and reiterated on March 16, 2022 and on May 4, 2022.

Amounts in million	2022 Financial Guidance	2022 Guidance Insights
Monjuvi U.S. Net Product Sales	US$ 110m to 135m	100% of Monjuvi U.S. product sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
Gross Margin for Monjuvi U.S. Net Product Sales	75% to 80%	100% of Monjuvi U.S. product cost of sales are recorded on MorphoSys’ income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D expenses	€ 300m to 325m	2022 growth over 2021 will be driven primarily by investment in ongoing pivotal phase-3 studies, excluding transaction/restructuring/other charges related to Constellation acquisition recorded in 2021.
SG&A expenses	€ 155m to 170m
51% to 56% of mid-point of SG&A expenses represent Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys’ income statement. Incyte reimburses MorphoSys for half of these selling expenses.
For 2022, we anticipate a year-over-year decline in SG&A, excluding transaction/restructuring/other charges related to Constellation acquisition recorded in 2021.

Additional information related to 2022 Financial Guidance:
•Tremfya® royalties will continue to be recorded as revenue without any cost of sales in MorphoSys’ income statement. These royalties, however, will not contribute any cash to MorphoSys as 100% of the royalties will be passed on to Royalty Pharma.
•MorphoSys anticipates receiving royalties for Minjuvi sales outside of the U.S. Guidance for these royalties is not being provided as MorphoSys does not receive any sales forecasts from its partner Incyte.
•MorphoSys does not anticipate any significant cash-accretive revenues from the achievement of milestones in 2022. Milestones for otilimab are passed on to Royalty Pharma. Milestones from all other programs remain with MorphoSys at 100%.
•MorphoSys anticipates sales of commercial and clinical supply of tafasitamab outside of the U.S. to its partner Incyte. Revenue from this supply is recorded in the “Licenses, milestones and other” category in MorphoSys’ income statement. These sales result in a zero gross profit/margin. As such, MorphoSys does not provide guidance for these sales.
•While R&D expense is anticipated to grow year-over-year due to investments in three pivotal studies, the growth is partially being offset by the consolidation of research/discovery activities.

•SG&A expense guidance range reflects savings from synergies following the acquisition of Constellation and streamlined commercialization efforts.

Operational Outlook for 2022:
MorphoSys anticipates the following key development milestones in 2022:
•First proof-of-concept data from the ongoing clinical phase 2 study of CPI-0209 in solid tumors and blood cancer;
•Additional data from the phase 1/2 M-PLACE (proof-of-concept) study of felzartamab for the treatment of anti-PLA2R antibody positive membranous nephropathy (MN);
•First data from the phase 2 study (IGNAZ) to evaluate felzartamab in patients with immunoglobulin A nephropathy (IgAN);
•MorphoSys’ partner Roche expects a pivotal data readout of the GRADUATE 1 and GRADUATE 2 trials with gantenerumab in the second half of 2022. Roche initiated these phase 3 development programs for patients with Alzheimer’s disease in 2018.

MorphoSys Group Key Figures (IFRS, end of the first quarter: March 31, 2022)

in € million	Q1 2022	Q1 2021	Δ
Revenues	41.5	47.2	(12) %
Product Sales	16.6	12.9	29%
Royalties	19.0	11.6	64%
Licenses, milestones and other	5.8	22.7	(74) %
Cost of Sales	(7.9)	(5.0)	58%
Gross Profit	33.6	42.1	(20) %
Total Operating Expenses	(101.5)	(71.7)	42%
Research and Development	(65.0)	(33.3)	95%
Selling	(21.9)	(28.2)	(22) %
General and Administrative	(14.6)	(10.3)	42%
Operating Profit / (Loss)	(68.0)	(29.6)	> 100%
Other Income	1.4	1.2	17%
Other Expenses	(3.7)	(2.0)	85%
Finance Income	10.6	13.9	(24) %
Finance Expenses	(62.8)	(39.7)	58%
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	(0.1)	0.1	> (100)%
Income Tax Benefit / (Expenses)	0.0	14.5	> (100)%
Consolidated Net Profit / (Loss)	(122.7)	(41.6)	> 100%
Earnings per Share, Basic and Diluted	(3.59)	(1.27)	> 100%
Cash and other financial assets (end of period)	846.9	976.9 *	(13) %
*Value as of December 31, 2021
MorphoSys will hold its conference call and webcast tomorrow, May 5, 2022, to present the first quarter 2022 results and the outlook for 2022.
Dial-in number for the conference call (in English) at 2:00pm CEST; 1:00pm GMT; 8:00am EDT:
Germany:        +49 69 201 744 220
For UK residents:    +44 203 009 2470
For US residents:    +1 877 423 0830
(All numbers reachable from any geography)
Participant PIN:    72430702#
Please dial in 10 minutes before the beginning of the conference.
A live webcast and slides will be made available at the Investors section under "Upcoming Events & Conferences" on MorphoSys' website, http://www.morphosys.com and after the call, a slide-synchronized audio replay of the conference will be available at the same location.
The statement for the first quarter 2022 (IFRS) are available for download at:
https://www.morphosys.com/en/investors/financial-information

About MorphoSys
At MorphoSys, we are driven by our mission to give more life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

About Tafasitamab
Tafasitamab is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including Antibody-Dependent Cell-Mediated Cytotoxicity (ADCC) and Antibody-Dependent Cellular Phagocytosis (ADCP).
In the United States, Monjuvi® (tafasitamab-cxix) is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory DLBCL not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). This indication is approved under accelerated approval based on overall response rate. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).
In Europe, Minjuvi® (tafasitamab) received conditional marketing authorization in combination with lenalidomide, followed by Minjuvi monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT).
Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials.
Monjuvi® and Minjuvi® are registered trademarks of MorphoSys AG. Tafasitamab is co-marketed by Incyte and MorphoSys under the brand name Monjuvi® in the U.S., and marketed by Incyte under the brand name Minjuvi® in the EU.
National Comprehensive Cancer Network®, NCCN®, NCCN Guidelines® are registered trademarks of NCCN.
Tremfya® is a registered trademark of Janssen Biotech, Inc
XmAb® is a registered trademark of Xencor, Inc.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.
For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Jeanette Bressi Director, US Communications Tel: +1 617 404 7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1 857 772 0240 myles.clouston@morphosys.com